
02002560

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

101 BARCLAY STREET, NEW YORK, N.Y. 10286

DEPOSITARY RECEIPTS

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

December 28, 2001

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

02 JAN 22 AM 8:45

Re: Shiseido Co., Ltd. - File No. 82-3311

To Whom It May Concern:

At the request of Shiseido Co., Ltd., enclosed please find the following documents:

- Announcement of acquisition of Joico Laboratories, Inc. dated December 28, 2001

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We are forwarding these documents at the request and on behalf of Shiseido, but we have not reviewed any disclosure made therein, and cannot confirm the accuracy or completeness of any such disclosure and hereby disclaim any responsibility or liability with respect thereto.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely yours,

Shunsuke Sumikawa
Account Officer
American Depositary Receipts
Tel#: (212) 885-3296
Fax#: (646) 885-3043
Email: ssumikawa@bankofny.com

dlw 2/11

December 28,2001
Shiseido Co., Led

Shiseido Co., Ltd. Acquires Joico Laboratories, Inc. Through Zotos International, Inc., Shiseido's U.S. Subsidiary

On December 28, 2001, Shiseido Co., Ltd. reached an agreement to acquire Joico Laboratories, Inc. through a U.S. subsidiary, subject to customary closing conditions. The acquisition, which was mutually agreed, enhances Shiseido's professional business* in the U.S. Joico, headquartered in California, will become wholly owned by Shiseido's subsidiary Zotos International, Inc.

In 1988, Shiseido purchased Zotos International. With this move, Shiseido entered the U.S. professional market, the world's largest. In November 1996, Shiseido acquired Helene Curtis' North American Professional Division. In July 1998, Shiseido acquired the professional salon products division of the Lamaur Corporation. Joico is Shiseido's fourth U.S. acquisition in the salon sector.

Recently, the U.S. professional market has been characterized by consolidation through mergers and acquisitions among the leading companies in the field. Companies are seeking scale in order to achieve future growth. As a result of its acquisition, Zotos is among the top three in the U.S.

Joico Laboratories, Inc. was established by Mr. Steve Stefano, until recently Joico's President and CEO. Joico supplies a full-line of haircare products, including shampoos, conditioners, styling-treatments, hair-coloring and others, targeted at the prestige salon market. Its main brands include *Joico*, *I.C.E. Hair*, *Vero* and *Triactive*.

Zotos and Joico have had a very good, long-term relationship. This acquisition is an excellent match. Both companies see the opportunity to enhance their international competitiveness and to respond positively to a changing market structure. The acquisition was thus based on mutual agreement and a shared outlook.

*Note: The "professional business" encompasses the manufacture and sales of haircare and related products to hair salons. Salon products include perm treatments, hair coloring and haircare products. The U.S. professional market is estimated at approximately US$2 billion annually on a shipment basis. The market is growing 4% per year.

Reference

Zotos

Name of Company:	Zotos International, Inc.
Address:	Darien, Connecticut, U.S.
Capital:	US$25 million
President & CEO:	Mr. Robert Seidl
Business Lines:	Production and sales of salon products

Joico

Name of Company:	Joico Laboratories, Inc.
Address:	City of Industry, California, U.S.
Capital:	US$1.984 million
President & CEO:	Mr. Steve Stefano
Business Lines:	Production and sales of salon products
Main Brands:	*Joico* (basic, originally developed line)
	I.C.E. Hair (styling line targeted at Generation Y)
	Vero (hair-coloring)
	Triactive (perming products)